AN 3/12/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2002 365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53372

02019820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/18/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: HVA Brokerage Services, LLC

FN: HOLT BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Wacker Drive Suite 1860
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Davis, President — 312 496-6751
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael M. Zimmerman
(Name — *if individual, state last, first, middle name*)

233 East Erie Suite 208	Chicago	Illinois	60611
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9
3/28

OATH OR AFFIRMATION

I, JOHN G. DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLT BROKERAGE SERVICES, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

OFFICIAL SEAL
KAREN L GANA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/05/05

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLT BROKERAGE SERVICES, LLC

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2001

Filed Pursuant to Rule 17a-5(d)
Under Securities Exchange Act of
1934

MICHAEL M. ZIMMERMAN CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

MICHAEL M. ZIMMERMAN
CERTIFIED PUBLIC ACCOUNTANT
233 E. ERIE, SUITE 208
CHICAGO, ILLINOIS 60611

TELEPHONE (312) 951-6550

February 12, 2002

Dear Members,

I have audited the accompanying statements of financial condition of Holt Brokerage Services, LLC as of December 31, 2001. These financial statements are the responsibility of the LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Holt Brokerage Services, LLC as of December 31, 2001 in conformity with generally accepted accounting principles.

Michael M. Zimmerman
Certified Public Accountant

HOLT BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash in Bank		$ 338,148
Due from Clearing Broker		
Cash Deposits	$ 25,000	
Commissions	89,010	
Total		114,010
Furniture and Equipment, Net		2,351
Other Assets		191
Total Assets		$ 454,700

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable and Accrued Expenses	$ 24,955
Members Equity	429,745
Total Liabilities and Members' Equity	$ 454,700

See Accountant's Letter and Notes to Financial Statements.

NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Holt Brokerage Services, LLC (The LLC) is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. It provides both retail brokerage services and investment banking services. It provides institutional brokerage services. The institutional securities transactions of customers, located primarily in North America and Europe, are introduced and cleared through clearing firms on a fully disclosed basis.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Furniture and Equipment – Furniture and equipment are carried at cost and depreciated by an accelerated depreciation method over the estimated useful lives of the assets.

Income Recognition - Commission income and expense are recorded on settlement date.

Income Taxes – The LLC elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, the LLC's taxable income or loss is included in the individual income tax returns of its members.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the LLC's assets are considered financial instruments and are ether already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

OTHER ASSETS

Other assets include deposits and prepayments.

FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2001 is net of accumulated depreciation of $588.

OFF-BALANCE-SHEET CREDIT AND MARKET RISK

Under the terms of its clearing agreements, the LLC is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the LLC seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions, where necessary.

Amounts due from the clearing broker represent a concentration of credit risk. The LLC does not anticipate nonperformance by its clearing brokers. In addition, the LLC has a policy of reviewing, as considered necessary, the creditworthiness of the clearing brokers with which it conducts business.

The LLC maintains its cash balances at financial institution in Chicago, Illinois. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per institution.

NET CAPITAL REQUIREMENTS

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the LLC is required to maintain net capital of 6 2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001 the LLC had net capital and net capital requirements of approximately $427,203 and $5,000, respectfully. The net capital rule may effectively restrict the payment of cash dividends.